Exhibit 99.1

Preliminary Estimates of Selected Financial Results of the IGT Gaming & Digital Business as of and for the Three Months Ended March 31, 2025

Set forth below are IGT Gaming & Digital Business management’s preliminary estimates of unaudited selected financial results of the IGT Gaming & Digital Business as of and for the three months ended March 31, 2025. Condensed combined financial statements as of and for the three months ended March 31, 2025 of the IGT Gaming & Digital Business are not yet available. Ranges, rather than specific amounts, have been provided for the preliminary estimates of the selected financial results described below because the IGT Gaming & Digital Business’s financial closing procedures as of and for the three months ended March 31, 2025 are not yet complete. The preliminary estimates reflect the current views of the management of the IGT Gaming & Digital Business, and the actual financial results of the IGT Gaming & Digital Business as of and for the three months ended March 31, 2025 may differ from such preliminary estimates because of financial and accounting closing and review procedures, including final adjustments, management’s review of results, and the impact of developments that may arise between now and the time the financial results are finalized. The preliminary estimates are subject to the completion of the IGT Gaming & Digital Business’s financial and accounting review procedures and should not be viewed as a substitute for combined financial statements prepared in accordance with GAAP for any period, including the period presented. Furthermore, the preliminary estimates have not been prepared on the same basis as the consolidated financial statements of IGT, as presented in its annual report on Form 20-F for the year ended December 31, 2024, or in other materials filed or furnished with the Securities and Exchange Commission, in which the IGT Gaming & Digital Business was classified as discontinued operations as of July 26, 2024. The non-GAAP adjustments made herein were made based on the judgments of Voyager Parent, LLC (the “Buyer”), a holding company whose economic, non-voting interests are indirectly owned by funds managed by affiliates of Apollo Global Management, Inc., in connection with a financing transaction by the Buyer (the “Financing Transaction”). You should not place undue reliance on the preliminary estimates. The preliminary estimates have not been audited.

Preliminary estimates are forward-looking statements and are not guarantees of future performance or outcomes. See “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimates presented below and the actual financial results as of and for the three months ended March 31, 2025. The preliminary estimates are not necessarily indicative of the results to be achieved for any future period.

(in millions, unaudited)	Three Months Ended March 31, 2025
Adjusted Revenue(1)	$370 – $410
Pro Forma Adjusted EBITDA(1)	$120 – $135
Adjusted capital expenditures(2)	$55 – $62

As of March 31, 2025
Cash and cash equivalents	$55 – $65

(1)	For more information on the use of non-GAAP financial information, see “Use of Non-GAAP Financial Information” below.

(2)	Represents capital expenditures (a cash outflow for investing activities), adjusted to present the effect of reclassifications from cash flows for financing activities of certain of IGT’s royalty contracts ($6 million with respect to Action Poker and $8 million with respect to Sony). For the avoidance of doubt, capital expenditures for the three months ended March 31, 2025 related to Sony represents one quarter of the annual guaranteed minimum amount replacing the $125 million upfront payment made in January 2025.

USE OF NON-GAAP FINANCIAL INFORMATION

IGT is disclosing the information set forth herein solely because the Buyer is disclosing such information in the Financing Transaction. The IGT Gaming & Digital Business was classified as discontinued operations in IGT’s consolidated financial statements as of July 26, 2024.

The non-GAAP financial measures are not presentations made in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”), and our use of these terms varies from others in our industry. The non-GAAP financial measures should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP as measures of operating performance or cash flows as measures of liquidity. The non-GAAP adjustments made herein were made based on the judgment of the Buyer. The non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example,

Adjusted Revenue:

•	includes the proportional management-reported revenue from joint ventures and non-controlling interests accounted for by the equity method of accounting to the extent of our proportionate percentage ownership of the economic interests in such joint ventures or non-controlling interests;

•	includes finance lease interest income on leased machines, which is operational in nature;

•	includes the pre-acquisition period revenue for prior acquisitions; and

•	excludes certain out-of-period adjustments to revenue.

EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to us;

•	does not reflect any cash capital expenditure requirements for the assets being depreciated, depleted and amortized that may have to be replaced in the future;

•	does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness; and

•	excludes the impact of certain non-operating accounts, such as interest income.

Further, Adjusted EBITDA:

•	excludes corporate allocations, including adjustments for certain carve-out and standalone items;

•	excludes stock-based compensation, award modifications and the synthetic equity plan;

•	includes the proportional EBITDA from joint ventures and non-controlling interests accounted for by the equity method of accounting to the extent of our proportionate percentage ownership of the economic interests in such joint ventures or non-controlling interests;

•	excludes retention and other transaction bonuses associated with M&A activities, non-cash gains or losses associated with earnouts on divestitures, and non-recurring third-party transaction costs associated with M&A activities;

•	excludes non-cash impairments of intangible assets and inventory;

•	excludes non-cash accretion expenses related to certain placement fees;

•	excludes non-recurring and non-operational gains or losses, as well as severance expenses related to historical restructuring, divestitures and cost optimization initiatives;

•	includes finance lease interest income on leased machines, which is operational in nature; and

•	excludes certain other non-recurring, non-operating, non-cash, one-time or out -of -period income, expenses, gains or losses.

Further, Pro Forma Adjusted EBITDA:

•	excludes historical royalty expense related to previous licensing contracts that were not capitalized in a manner that new contracts that allow for capitalization are treated;

•	includes the effect of modified research and development processes to allow for the capitalization of certain game testing fees, internal software development and for-sale software development;

•	includes the pre-acquisition period adjusted EBITDA for prior acquisitions; and

•	includes estimated synergies and cost savings in connection with the Transactions, including some adjustments not permitted under Article 11 of Regulation S-X.

Because of the limitations associated with non-GAAP financial measures, we rely primarily on our GAAP results and use non-GAAP financial measures only supplementally. IGT is disclosing this information solely because the Buyer will be disclosing such information in the Financing Transaction. Because of the preliminary nature of the non-GAAP financial measures presented herein, IGT is not able to provide a quantitative reconciliation without unreasonable efforts.

Cautionary Statement Regarding Forward-Looking Statements

This report may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss estimates and expectations regarding the preliminary estimates of selected financial results of the IGT Gaming & Digital Business as of and for the three months ended March 31, 2025, based on current beliefs of the management of the IGT Gaming & Digital Business as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.